Filed by Live Oak Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Live Oak Acquisition Corp. II

Commission File No.: 001-39755

Date: August 5, 2021

The following press release was issued by Navitas Semiconductor Limited on August 5, 2021.

Navitas and Lenovo Partner for the 5th Time with GaNFast™ Charging

YOGA CC130 begins a new era of high-power chargers, up to 40% smaller and 45% lighter than legacy silicon adapters

DUBLIN, IRELAND — (PRNewswire) Navitas Semiconductor, the industry leader in gallium nitride (GaN) power ICs, announced that Lenovo has launched the YOGA CC130, their fifth GaNFast™ charger, with dual USB type-C outputs and high power 130W capability. Either Type-C output can provide 100W for large laptops and fast-charging smartphones, with a combined 130W of dynamically-shared total power when both ports are used. Fast-charging communication protocols include USB-PD, Qualcomm QC 3.0 and USB-PPS. By exploiting the high-speed, high-efficiency performance of GaNFast technology, the dual-output CC130 measures only 71 x 71 x 30 mm (151 cc) to achieve a power density of 0.85 W/cc at a lightweight 265 g. This represents up to 40% size and 45% weight savings vs. single-port legacy silicon adapters.

Gallium nitride (GaN) is a next-generation semiconductor technology that runs up to 20x faster than legacy silicon chips. Navitas’ proprietary GaN power ICs integrate GaN power (FET) and GaN drive plus control and protection in a single SMT package. These ‘GaNFast’ power ICs become easy-to-use, high-speed, high-performance ‘digital-in, power-out’ building blocks and deliver up to 3x faster charging in half the size and weight, and with up to 40% energy savings compared with earlier silicon solutions. An estimated $13.1B electrification opportunity includes mobile fast chargers and adapters, data centers, solar energy, and EV.

The CC130 dual-port GaN adapter uses GaNFast power ICs in two high-speed, ‘soft-switching’ topologies to achieve the impressive size and weight reductions. The first is a CrCM boost power-factor correction (PFC) circuit, using Navitas NV6117 (120 mOhm) GaN power ICs to convert rectified AC power to a stable

400V DC rail. This is followed by a high-speed, isolating, ‘LLC’ DC -DC stage with two NV6115 (170 mOhm) ICs to efficiently step-down the voltage to ~20V for the USB-PD output stages. Both GaNFast ICs are rated at 650/800V, up to 2MHz switching frequency in space-saving 5 x 6 mm QFN SMT packages. Thanks to the integration of GaN FET, drive, protection and control, no external drivers are needed which saves PCB space, and high-speed (switching-frequency) operation shrinks the size and cost of transformers, filters and capacitors.

Reliability is a critical specification, and the YOGA CC130 adapter has passed 81 Lenovo professional-grade laboratory tests, supports ESD protection, and passed the long-term use test of 8,700 hours at full power.

Lin LIN, Director of Notebook Planning for Lenovo’s Consumer Business in China, said “This generation of CC130 is equipped with Navitas GaNFast technology, which has enabled faster charging speed, higher efficiency, lower temperature and smaller size.”

The CC130 was jointly supervised by Lianbao Electronic Technology Co., Ltd. and designed and built for Lenovo by Luxshare, headquartered in Dongguan City, Guangdong. “At our core, we’re a technology company, and for power electronics, this means the research, development and production of GaN fast chargers to stay at the forefront of the industry,” said Fu Qiang WANG, Power R&D Director for Luxshare. “Luxshare chose Navitas’ GaNFast power ICs to build the YOGA CC 130 and enable the consumer’s dream product. We firmly believe in the future potential of gallium nitride charging technology as a focus for Luxshare’s continuous research and development, to become a leading pioneer in the industry.

“After the successful YOGA CC65, Navitas is honored to support Lenovo with the YOGA CC130 at twice the power,” said Stephen OLIVER, Vice President of Corporate Marketing and Investor Relations. “The CC130 will bring a faster, lighter, more powerful and more portable charging experience to Lenovo consumers. Navitas will continue to support Lenovo and Luxshare to develop further generations of GaN fast chargers, and to promote the innovation and development of the high-performance fast-charge industry, to benefit consumers worldwide.”

About Lenovo YOGA:

As a high-end brand of Lenovo, YOGA focuses on quality elites, gathering Lenovo’s superior R&D resources and technological innovation results. Since 2012, when YOGA released the first flipbook, innovation has never stopped. Quality, ingenuity, going to extremes... gradually become part of YOGA’s DNA. So far, the YOGA family has been subdivided into the high-tech thin and light YOGA S series and the 360° flip touch YOGA C series that represents quality and classic. In 2019, YOGA 14s became a popular product popular among users. Quality and ingenuity have always been the brand value proposition passed by YOGA.

About Luxshare:

Luxshare Precision Industry Co., Ltd. (also referred to as “Luxshare-ICT”) was established in 2004, and successfully listed on the Shenzhen Stock Exchange in 2010 (stock code: 002475). Since listing, Luxshare has an operating income increase of over 50% CAGR. Luxshare has always been technology-oriented as its core; integrating product development and application services, and gradually realized the leap from traditional to intelligent manufacturing. The company is headquartered in Dongguan City, Guangdong Province, China, with R&D centers in Dongguan, Shenzhen, Kunshan, Xi’an and Jiangxi. Manufacturing is in Guangdong, Jiangxi, Jiangsu, Anhui, Zhejiang, Shanxi, Hebei, Sichuan, Taiwan and other places in China plus Germany and Vietnam.

About Navitas:

Navitas Semiconductor Ltd. is the industry leader in gallium nitride (GaN) Power IC company, founded in 2014. Navitas has a strong and growing team of power semiconductor industry experts with industry-leading experience in materials, devices, IC design, applications, systems and marketing, plus a proven record of innovation with over 300 patents among its founders. GaN power ICs integrate GaN power with drive, control and protection to enable faster charging, higher power density and greater energy savings for mobile, consumer, enterprise, eMobility and new energy markets. Over 130 Navitas patents are issued or pending. As of July 1st, 2021, over 24 million GaNFast power ICs have been shipped with zero failures. On May 7th, 2021, Navitas announced plans to “Go Public at an Enterprise Value of $1.04 Billion via Live Oak II (NYSE: LOKB) SPAC Business Combination.”

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Navitas Semiconductor, GaNFast and the Navitas logo are trademarks or registered trademarks of Navitas Semiconductor, Ltd. All other brands, product names and marks are or may be trademarks or registered trademarks used to identify products or services of their respective owners.

Cautionary Statement Regarding Forward Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this press release, regarding the proposed transaction, the ability of the parties to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projections of market opportunity and market share, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “plan,” “seek,” “expect,” “project,” “forecast,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

Live Oak II and Navitas caution you that the forward-looking statements contained in this press release are subject to numerous risks and uncertainties, including the possibility that the expected growth of Navitas’ business will not be realized, or will not be realized within the expected time period, due to, among other things: (i) Navitas’ goals and strategies, future business development, financial condition and results of operations; (ii) Navitas’ customer relationships and ability to retain and expand these customer relationships; (iii) Navitas’ ability to accurately predict future revenues for the purpose of appropriately budgeting and adjusting Navitas’ expenses; (iv) Navitas’ ability to diversify its customer base and develop relationships in new markets; (v) the level of demand in Navitas’ customers’ end markets; (vi) Navitas’ ability to attract, train and retain key qualified personnel; (vii) changes in trade policies, including the imposition of tariffs; (viii) the impact of the COVID-19 pandemic on Navitas’ business, results of operations and financial condition; (ix) the impact of the COVID-19 pandemic on the global economy; (x) the ability of Navitas to maintain compliance with certain U.S. Government contracting requirements; (xi) regulatory developments in the United States and foreign countries; and (xii) Navitas’ ability to protect its intellectual property rights. Forward-looking statements are also subject to additional risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of the stockholders of Live Oak II is not obtained; (iii) the outcome of any legal proceedings that may be instituted against Live Oak II or Navitas following announcement of the proposed transaction; (iv) the risk that the proposed transaction disrupts Live Oak II’s or Navitas’ current plans and operations as a result of the announcement of the proposed transaction; (v) costs related to the proposed transaction; (vi) failure to realize the anticipated benefits of the proposed transaction; (vii) risks relating to the uncertainty of the projected financial information with respect to Navitas; (viii) risks related to the rollout of Navitas’ business and the timing of expected business milestones; (ix) the effects of competition on Navitas’ business; (x) the amount of redemption requests made by Live Oak II’s public stockholders; (xi) the ability of Live Oak II or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and (xii) those factors discussed in Live Oak II’s registration statement on Form S-4 (File No. 333-256880) filed with the Securities and Exchange Commission (the “SEC”) on June 8, 2021 (the “Registration Statement”) and Live Oak II’s final prospectus filed with the SEC on December 4, 2020 under the heading “Risk Factors” and other documents of Live Oak II filed, or to be filed, with the SEC.

If any of the risks described above materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by our forward-looking statements. There may be additional risks that neither Live Oak II nor Navitas presently know or that Live Oak II and Navitas currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Live Oak II’s and Navitas’ expectations, plans or forecasts of future events and views as of the date of this press release. Live Oak II and Navitas anticipate that subsequent events and developments will cause Live Oak II’s and Navitas’ assessments to change. However, while Live Oak II and Navitas may elect to update these forward-looking statements at some point in the future, Live Oak II and Navitas specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Live Oak II’s and Navitas’ assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information and Where to Find It

In connection with the proposed transaction, Live Oak II has filed the Registration Statement with the SEC, which includes a proxy statement/prospectus of Live Oak II. Live Oak II also plans to file other documents and relevant materials with the SEC regarding the proposed transaction. After the Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of Live Oak II. SECURITYHOLDERS OF LIVE OAK II AND NAVITAS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED TRANSACTION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Live Oak II and Navitas once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

Live Oak II and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Live Oak II in connection with the proposed transaction. Navitas and its officers and directors may also be deemed participants in such solicitation. Securityholders may obtain more detailed information regarding the names, affiliations and interests of certain of Live Oak II’s executive officers and directors in the solicitation by reading Live Oak II’s Annual Report on Form 10-K filed with the SEC on March 25, 2021 and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the proposed transaction when they become available. Information concerning the interests of Live Oak II’s participants in the solicitation, which may, in some cases, be different than those of Live Oak II’s stockholders generally, will be set forth in the proxy statement/prospectus relating to the proposed transaction when it becomes available.

Contact:

Stephen Oliver – VP Corporate Marketing and Investor Relations

Phone: +1 ThinkGaNIC (+1 844-654-2642)

Email: stephen.oliver@Navitassemi.com